Exhibit 99.5

ZenaTech Signs LOI to Acquire Sixth Land Survey Company in Arizona and First in the Southwest Region for Drone as a Service

Vancouver, British Columbia, (March 11, 2025) -- ZenaTech, Inc. (Nasdaq: ZENA) (FSE: 49Q) (BMV: ZENA) ("ZenaTech"), a technology company specializing in AI (Artificial Intelligence) drone, Drone as a Service (DaaS), enterprise SaaS and Quantum Computing solutions, announces that it has signed an LOI (Letter of Intent) to acquire a sixth land survey engineering company located in Arizona. Upon completion, this will be the first acquisition in the Southwest Region and will serve as a launchpad to further regional development and the Company’s national DaaS business model bringing the speed and precision of AI drone solutions in a convenient subscription or pay-per-use model for businesses and government users.

“Arizona is a strategic location for our first potential Southwest region acquisition as we currently have business offices and a testing site in Phoenix. We can continue to benefit from the state’s favorable regulatory and manufacturing climate for drone companies. Our vision is to use a single location as a regional launchpad for adding future locations, and ultimately building our national presence offering ZenaDrone products and services for land surveys and many other applications,” said CEO Shaun Passley, Ph.D.

Drones as a Service or DaaS works similarly to Software as a Service (SaaS), but instead of providing software over the internet, it offers drone technology solutions and services on a subscription or pay-per-use basis. With DaaS, businesses and government customers can conveniently access drones for tasks such as surveying, inspections, security and law enforcement, or precision agriculture solutions or without having to buy, operate or maintain the drones themselves.

ZenaTech’s DaaS model offers customers like government agencies, builders and real estate developers, construction firms, farmers or energy companies reduced upfront costs as there is no need to purchase expensive drones, and convenience as the service provider manages maintenance and operation. DaaS also offers scalability to companies to use more often or less often based on needs and enables access to advanced drone technology and applications without the need for specialized training or equipment.

Accurate land surveys are essential for the planning, design, and execution of roads, bridges, and building projects for cities, commercial, and residential projects, and are required for legal purposes. Remotely piloted drones with an array of sensors and cameras, LiDAR (Light Detection and Ranging), and GPS systems for capturing high-resolution pictures and data are revolutionizing the land survey industry gathering aerial data across expansive terrains in a matter of hours instead of weeks or months using more traditional photogrammetry methods.

According to Fact.MR, the global drone surveying market is poised for substantial growth and is expected to be worth over USD $8 billion globally by 2030. This market is expanding at a CAGR of 15-20%, driven by increasing demand from industries such as construction, agriculture, and infrastructure development. Within the drone surveying market, land surveys represent a large portion, with significant adoption in real estate, urban planning, environmental applications and infrastructure projects.

About ZenaTech

ZenaTech (Nasdaq: ZENA) (FSE: 49Q) (BMV: ZENA) is a technology company specializing in AI drone, Drone as a Service (DaaS), enterprise SaaS and Quantum Computing solutions for mission-critical business applications. Since 2017, the Company has leveraged its software development expertise and grown its drone design and manufacturing capabilities through ZenaDrone, to innovate and improve customer inspection, monitoring, safety, security, compliance, and surveying processes. With enterprise software customers using branded solutions in law enforcement, health, government, and industrial sectors, and drones being implemented in these plus agriculture, defense, and logistics sectors, ZenaTech’s portfolio of solutions helps drive exceptional operational efficiencies, accuracy and cost savings. The Company operates through seven global offices in North America, Europe, Taiwan, and UAE, and is growing a DaaS business model and global partner network.

About ZenaDrone

ZenaDrone, a wholly owned subsidiary of ZenaTech, develops and manufactures autonomous business drone solutions that can incorporate machine learning software, AI, predictive modeling, Quantum Computing, and other software and hardware innovations. Created to revolutionize the hemp farming sector, its specialization has grown to multifunctional drone solutions for industrial surveillance, monitoring, inspection, tracking, process automation and defense applications. Currently, the ZenaDrone 1000 drone is used for crop management applications in agriculture and critical field cargo applications in the defense sector, the IQ Nano indoor drone is used for inventory management in the warehouse and logistics sectors, and the IQ Square is an indoor/outdoor drone designed for land survey and inspections use in commercial and defense sectors.

Contacts for more information:

Company, Investors and Media:

Linda Montgomery

ZenaTech

312-241-1415

investors@zenatech.com

Investors:

Michael Mason

CORE IR

investors@zenatech.com

Safe Harbor

This press release and related comments by management of ZenaTech, Inc. include “forward-looking statements” within the meaning of U.S. federal securities laws and applicable Canadian securities laws. These forward-looking statements are subject to the safe harbor provisions under the Private Securities Litigation Reform Act of 1995. This forward-looking information relates to future events or future performance of ZenaTech and reflects management’s expectations and projections regarding ZenaTech’s growth, results of operations, performance, and business prospects and opportunities. Such forward-looking statements reflect management’s current beliefs and are based on information currently available to management. In some cases, forward-looking information can be identified by terminology such as “may”, “will”, “should”, “expect”, “plan”, “anticipate”, “aim”, “seek”, “is/are likely to”, “believe”, “estimate”, “predict”, “potential”, “continue” or the negative of these terms or other comparable terminology intended to identify forward-looking statements.  Forward-looking information in this document includes, but is not limited to ZenaTech’s expectations regarding its revenue, expenses, production, operations, costs, cash flows, and future growth; expectations with respect to future production costs and capacity; ZenaTech's ability to deliver products to the market as currently contemplated, including its drone products including ZenaDrone 1000 and IQ Nano; ZenaTech’s anticipated cash needs and it’s needs for additional financing; ZenaTech’s intention to grow the business and its operations and execution risk; expectations with respect to future operations and costs; the volatility of stock prices and market conditions in the industries in which ZenaTech operates; political, economic, environmental, tax, security, and other risks associated with operating in emerging markets; regulatory risks; unfavorable publicity or consumer perception; difficulty in forecasting industry trends; the ability to hire key personnel; the competitive conditions of the industry and the competitive and business strategies of ZenaTech; ZenaTech’s expected business objectives for the next twelve months; ZenaTech’s ability to obtain additional funds through the sale of equity or debt commitments; investment capital and market share; the ability to complete any contemplated acquisitions; changes in the target markets; market uncertainty; ability to access additional capital, including through the listing of its securities in various jurisdictions; management of growth (plans and timing for expansion); patent infringement; litigation; applicable laws, regulations, and any amendments affecting the business of ZenaTech.